24 Hr Truck Services LLC
Statement of Cash Flows
January - December 2018

		Total
OPERATING ACTIVITIES		
Net Income		**(8,882.00)**
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Start-up Unamortized Cost		(20,000.00)
Net cash provided by operating activities	$	**(28,882.00)**
FINANCING ACTIVITIES		
Capital Stock (CS)		1,000.00
Opening Balance Equity		(1,000.00)
Shareholders Equity:Shareholder Contributions - AS		100.00
Shareholders Equity:Shareholder Contributions- DC		50,000.00
Net cash provided by financing activities		**50,100.00**
Net cash increase for period		**21,218.00**
Cash at end of period	$	**21,218.00**